Filed by Axiom Intelligence Acquisition Corp 1

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Axiom Intelligence Acquisition Corp 1

(Commission File No. 001-42708)

On September 13, 2026, Christ in the Present published an article “Is God a Quantum Computer?” which quoted Markus Pflitsch, Chief Executive Officer of Terra Quantum AG, a company limited by shares organized under the laws of Switzerland (“Terra Quantum”). Terra Quantum has entered into a business combination agreement with Axiom Intelligence Acquisition Corp 1, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Axiom”), as further discussed in Axiom’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2026. The following is an English translation of the interview.

While attempts to provide an accurate translation of the original article in German have been made, due to linguistic nuances, slight differences may exist. The original article is available at: https://www.herder.de/cig/cig-ausgaben/archiv/2026/37-2026/ist-gott-ein-quantencomputer-kuenstliche-intelligenz-und-quantentechnologie/

This translation is made as a matter of record only and does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States.

ARTIFICIAL INTELLIGENCE AND QUANTUM TECHNOLOGY

Is God a Quantum Computer?

A philosophical interview with MARKUS PFLITSCH, CEO of one of the world’s leading companies in quantum technology and quantum security.

Artificial intelligence (AI) is on everyone’s lips. Your company is already one step further with the development of quantum-based AI. What exactly does that mean?

Markus Pflitsch: Quantum-based AI is the next stage of development, in which classical AI is combined with quantum algorithms, for example for optimization, simulation or pattern recognition. The physical basis is that light and matter can exhibit particle-like or wave-like properties depending on the experiment. A quantum state can be a superposition of several possible measurement outcomes. With multiple systems, entanglement also comes into play: their joint state can then no longer be fully decomposed into independent individual states. These phenomena are not poetic metaphors, but experimentally verifiable properties of nature.

What conclusions do you draw from this?

Philosophically, I see it as a departure from an overly simplistic reductionist materialism. Quantum physics shows that the whole sometimes cannot be fully explained in terms of independently conceived individual parts. For me, this opens up a holistic view of reality in which science and spirituality touch.

Is it really the case that, simply as an observer, I influence the state of individual elements?

One of the insights of quantum mechanics is that the observed object and the observer are not independent of one another. The separation between subject and object no longer exists. As long as no observation takes place, objects exist in superposition, meaning a superposition of all possible states. Just as fascinating as superposition is entanglement. Take two electrons that have been prepared accordingly. If their spin (“intrinsic angular momentum”) is measured along the same axis, opposite results are obtained. If you know the result on one side, you also know the result on the other. Experiments show that these correlations cannot be explained by certain classes of models.

How robust are such findings?

The predictions of quantum mechanics have been confirmed with extraordinary precision in the areas in which they have been tested. The theory has proven so reliable that it forms the basis on which we build lasers, semiconductors, atomic clocks, medical imaging systems and quantum computers.

You are a quantum physicist, conducted research at CERN in Geneva, and also served as a senior executive at major companies in banking. What led to the break in 2016?

I was in my mid-forties and no longer enjoyed my work. So I stepped down from all my professional positions and took six months to walk along the Isar River where I lived in Munich. I started with two or three kilometers. By the end, I was walking up to 50 kilometers. Parts of the route are on the Way of St. James. During that time, I gained clarity about a number of things and, incidentally, lost 25 kilos. The Way of St. James has stayed with me, by the way. One day I want to walk it all the way to Santiago de Compostela.

Was that time along the Isar a spiritual experience? And do you describe yourself as a Christian?

Looking back, it certainly was a spiritual experience. At the time, it felt more like a physical and mental cleansing, sustained by the intense experience of nature in the Isar floodplains. I had been a spiritual person long before that, and I definitely describe myself as a Christian. I was raised Catholic, and when I travel I often visit churches. I pray there, too. One of my favorite places of worship is the Maria Birkenstein pilgrimage chapel near Fischbachau.

What is particularly important to you in your faith?

Above all, monotheism — the belief in one personal God. This one God can be found in many places, especially in nature. For me, God is reflected in His creation.

At the end of this six-month break, you decided to found a quantum technology company, which you did in 2019. Terra Quantum AG is now valued at around 3.5 billion US dollars, and you are planning to list on the US technology exchange Nasdaq later this year. Why all of this?

Well, if we — perhaps even placed before the choice by God — have the possibility of choosing between a vita activa and a vita contemplativa, then I am one of those who would rather actively help shape the world. I see quantum physics as my way of enriching the world, including in a philosophical and spiritual sense. From there, it is only a small leap to an image of God.

Can you explain that in more detail?

If we start from two approaches to spirituality — one philosophical and religious, the other scientific — both teach us that there is a higher-dimensional reality: there is more than what we perceive with our senses, and there is also more than Einstein’s four-dimensional spacetime. In searching for this higher spiritual concept of the world, we find something in quantum mechanics, which shows us: everything exists simultaneously. We do not know, however, what the good Lord had in mind.

Do you have a suspicion?

No, but quantum physics perhaps gives me an explanation for why God created human beings the way He did, and what distinguishes us from all artificial intelligence — and, hopefully, will continue to distinguish us.

What is your explanation?

Classical AI is based on classical computing architectures and mathematical models. It can appear impressively creative and produce surprising results — but all these models are purely deterministic and causal. Nothing genuinely new emerges from that. Quantum AI, however, comes very close to the way our brain functions. Quantum physics is, at its core, non-causal, non-deterministic and non-local. Our brain is based on quantum mechanics. With quantum computing, we are opening an entirely new window of possibilities that function in ways similar to the human brain.

So you see similarities between our brain and applied quantum technology?

Absolutely. In the foreseeable future, the performance of quantum computers will no longer be distinguishable from the performance, diversity and creativity of human thought. Heretically, one might ask: What is the human being then, if we can no longer create anything that quantum computers cannot also create? What are mind and consciousness, what is the soul, other than quantum mechanics? Does it still make a difference whether a quantum computer is built or whether the divine spark is breathed into a human being, as depicted in Michelangelo’s ceiling fresco “The Creation of Adam” in the Sistine Chapel? Is God, in the end, Himself a quantum computer?

What are your answers?

I prefer to speak of God as the incomprehensible Almighty, and of the human being as His creation with a moral responsibility. Science expands knowledge; it does not replace meaning, responsibility or dignity. That is why, especially in the face of powerful technologies, we should ask what is technically possible — and equally what we may and may not do.

So what distinguishes us from quantum technology?

I am reminded of Otfried Preußler’s young-adult novel “Krabat.” It is about the love of a young woman who is able to defeat the mill master’s black magic. Blindfolded, she recognizes her beloved among twelve miller’s apprentices who have been transformed into ravens. As a result, they are all saved and the evil spell is broken.

“And now these three remain: faith, hope and love. But the greatest of these is love.”

Yes, the concluding sentence from the “Hymn to Love” describes it exactly: love makes the difference. No supercomputer can love. No mechanism can comprehend the love of one’s neighbor that Jesus taught us. Nor can it comprehend God’s love for humanity and humanity’s love for God. One might object that love — at least the love experienced by humans — is merely a chemical reaction. But love of one’s neighbor is much more: it is a life choice made in response to a divine calling. In my professional actions, too, I seek to have a Christian compass and to represent a humane view of the world.

Could faith in God perhaps even regain relevance through quantum technology?

I would hope so. For me personally, quantum science has indeed become another important building block in my belief in an almighty God. But can a proof of God be derived from quantum physics? I do not know. At present, believers like me are absolutely in the minority among the leading figures in quantum technology. An agnostic or non-religious perspective predominates.

How do you live up to your ethical responsibility in a field that also carries risks?

First and foremost through our core business: quantum-safe encryption of data — developing software that keeps protected data, from private chats and online banking to military secrets including nuclear launch codes, secure even from quantum computers. This is a race that concerns all of humanity, because quantum computers will be able to decrypt many forms of conventional encryption.

When will that happen?

It cannot seriously be pinned down to a particular year. Q-Day refers to the point at which a quantum computer would be practically capable of breaking important public-key methods in use today. The year 2030 is sometimes cited as a risk or planning horizon, but it is not a reliable prediction. What matters is something else: a global cryptographic migration — meaning the structured replacement of outdated encryption methods and algorithms with new, future-proof standards — takes many years. In 2024, the US standards body NIST published the first key post-quantum standards and envisages the gradual phase-out of quantum-vulnerable methods by 2035; particularly sensitive systems are to transition earlier, regardless of when Q-Day arrives.

What happens if Q-Day arrives earlier than expected and large volumes of encrypted data fall into the hands of China or Russia, for example?

An unexpectedly early breakthrough could have significant economic, security-policy and geopolitical consequences. That is precisely why preparation must not depend on a forecast. At the same time, there is a larger question behind this: How do we keep security and freedom in balance?

What do you mean?

With quantum technology, authoritarian states could develop into perfect surveillance states from which there is no escape. On the other hand, quantum technology can create absolutely secure trade and communication channels that enable individual freedoms and private spaces. It detects every attempt at eavesdropping or decryption immediately and re-encrypts at once. This technology is as double-edged as nuclear fission: it can achieve enormous things for good as well as for ill.

Criminals could also use quantum technology ...

The question of how state authorities will gain access to quantum-protected criminal networks is being actively discussed. There are no clear answers yet. In any case, many fundamental questions are being posed anew: What is the human being, and what does the human being want? How do we deal with new possibilities? We are facing a terra incognita, like Humboldt in South America.

Pope Leo XIV often warns against a technology of unchecked, incalculable possibilities. At the major Catholic gathering in Rimini, he said technological progress must be “disarmed” “when it gets out of hand and becomes destructive.”

His warning is undoubtedly right; I am only skeptical as to whether such warnings can develop regulatory force. A global regulatory framework capable of limiting the possibilities of technology is not in sight.

Regulation is necessary — but it must be designed in a way that creates security without preventing technological development.

Can human beings, in their drive to research and develop, actually be stopped by regulation?

Human beings do what they can. In every respect. But I am confident that every new technological problem will produce a new technological solution. And of course, a certain degree of legal regulation is always needed.

INTERVIEW: DIRK MÜLLER

Source: Christ in der Gegenwart 37/2026, pp. 6–7. English translation prepared from the German original.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “believe,” “expect,” “anticipate,” “potential,” “estimate,” “plan,” “intend,” “project,” “target,” “outlook,” “may,” “will,” “would,” “could,” “should,” or other similar words and expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination, including the anticipated timing and benefits of the transaction, Terra Quantum’s future growth, financial performance, business strategy, market opportunities, and competitive position.

These forward-looking statements are based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management as of the date of this communication, and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the business combination agreement by and between Axiom and Terra Quantum (the “Business Combination Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Axiom or Terra Quantum or their respective directors or officers following the announcement of the proposed business combination; (iii) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Axiom or other conditions to closing in the Business Combination Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the failure to consummate the proposed business combination, including the risk that the U.S. Securities and Exchange Commission (“SEC”) may object to the registration statement on Form F-4 (the “Registration Statement”); (v) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed business combination; (vi) the risk that the proposed business combination disrupts current plans and operations of Axiom or Terra Quantum as a result of the announcement and consummation of the proposed business combination; (vii) costs related to the proposed business combination; (viii) changes in applicable laws or regulations; (ix) the possibility that Axiom, Terra Quantum, or the combined company may be adversely affected by other economic, business, and/or competitive factors; (x) the ability of the combined company to meet the Nasdaq Stock Market’s listing standards following the consummation of the proposed business combination; (xi) the inability to realize the anticipated benefits of the proposed business combination, including due to failure to successfully integrate the businesses; (xii) risks related to the uncertainty of the projected financial information with respect to Terra Quantum; (xiii) risks related to Terra Quantum’s ability to develop, commercialize, and scale its quantum computing, quantum security, and AI-driven optimization solutions; (xiv) risks related to the emerging and evolving nature of the quantum technology industry, including uncertainty regarding market adoption, technological feasibility, and customer demand; (xv) risks related to Terra Quantum’s ability to protect and maintain its intellectual property and proprietary technology; (xvi) risks related to rapid technological change, competition, and evolving industry standards; (xvii) risks related to reliance on key personnel, scientific talent, strategic partners, and third-party infrastructure providers; and (xviii) other risks and uncertainties described in Axiom’s filings with the SEC, including under the heading “Risk Factors” in Axiom’s Annual Report on Form 10-K and subsequent filings with the SEC.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Axiom nor Terra Quantum undertakes any duty to update these forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed business combination, Axiom intends to file a Registration Statement with the SEC that will include a proxy statement/prospectus relating to the proposed business combination. INVESTORS AND STOCKHOLDERS OF AXIOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The definitive proxy statement/prospectus will be mailed to stockholders of Axiom as of a record date to be established for voting on the proposed business combination and related matters.

Investors and stockholders will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus (when available) and other documents containing important information about Axiom, Terra Quantum, and the proposed business combination, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Investors and stockholders may also obtain copies of the documents filed with the SEC by Axiom free of charge by directing a written request to: Axiom Intelligence Acquisition Corp 1, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009 Cayman Islands, Attention: Richard Dodd, Executive Chairman / Doug Ward, Chief Executive Officer, or by visiting Axiom’s website at https://www.aiac1.com/.

Participants in the Solicitation

Axiom, Terra Quantum, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Axiom in connection with the proposed business combination. Investors and stockholders may obtain more detailed information regarding the names, affiliations, and interests of Axiom’s directors and executive officers in Axiom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 25, 2026, and in subsequent filings with the SEC, including the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies to Axiom’s stockholders in connection with the proposed business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Axiom’s directors and executive officers is contained in its filings with the SEC.

No Offer or Solicitation

This communication relates to the proposed transaction and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.